PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated December 18, 2000)         File No. 333-32586

                         400,000 SHARES OF COMMON STOCK

                          HOMESEEKERS.COM, INCORPORATED

                                ----------------


         We are offering all of the 400,000 shares of our common stock being offered by this prospectus. Our common stock is quoted on The Nasdaq SmallCapMarket under the symbol "HMSK." On July 11, 2001, the last reported sale price of the common stock on The Nasdaq SmallCapMarket was $0.62 per share.

         Greg Johnson and Douglas Swanson have each purchased 200,000 shares of our common stock for consideration of approximately $120,000, which consists entirely of amounts due to Mr. Johnson and Mr. Swanson in connection with Separation and Settlement Agreements dated July 10, 2001 relating to the resignation of these officers and directors on July 10, 2001. We expect to deliver the shares in Reno, Nevada on or about July 16, 2001.

         SEE "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 17, 2001.


         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 400,000 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 18, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We will not receive any cash consideration from the sale of the common stock offered by us. We are issuing the shares to Greg Johnson and Douglas Swanson for consideration consisting of amounts owed by us to these officers and directors in connection with Separation and Settlement Agreements dated July 10, 2001.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in Separation and Settlement Agreements dated July 10, 2001 between us and Greg Johnson and Douglas Swanson, we agreed to sell to Mr. Johnson and to Mr. Swanson, and Mr. Johnson and Mr. Swanson each agreed to purchase from us, 200,000 shares of our common stock for an aggregate purchase price of approximately $120,000, which consists entirely of amounts due to these officers and directors in connection with the Separation and Settlement Agreements.

         Mr. Johnson and Mr. Swanson have advised us that they are not acting as an underwriter, placement agent, broker or dealer in connection with their acquisition of our common stock and that they are purchasing our common stock for their own account and not with a view to distribution.

                                       S-2